FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

REGISTRATION NO.: 333-181189

On May 16, 2012, SXC Health Solutions Corp. held its 2012 annual meeting of shareholders. The following are portions of the meeting transcript and slides presented at such meeting relating to the proposed merger with Catalyst Health Solutions, Inc.

*****

MARK THIERER (Chairman and Chief Executive Officer, SXC Health Solutions Corp.): Let me shift gears and talk about the major acquisition that we announced just a few short weeks ago, and that’s Catalyst Health Solutions. These are really hand-in-glove businesses, a very, very good fit, a very complementary fit. So from a distance Catalyst had a reputation as being the market leader in terms of sales, go-to-market strategies, and high levels of customer attention by having a high touch model on the service side as they sell to their client base.

SXC had a reputation of being the market leader in technology and one of the best operators in the business.

So what we’re doing with the merge of these companies is bringing together what we’re really good at and what they’re really good at, and creating a new market model, a truly scaled alternative to the entrench larger, traditional players.

And so on this bullet chart you see five key drivers. It is a comprehensive suite of products and services. Very broad set of clients in terms of diversity. I talked about having a very diverse model. We just got more diverse. Obviously the scale and the scope, our increased size brings leverage to the supply chain to drive down costs. That’s what this business is all about. And this whole notion of having a flexible and customized service offering, it will be central to our thesis going forward.

So we’ve put a little picture together to actually show you what this looks like. When we talk about being a client-centred PBM, SXC is going to bring the things we’ve always brought: superior claims management, rebate management tools, all kinds of technology and tools that you can break apart and implement in your client setting. That part hasn’t changed.

On the Catalyst side, we’re going to bring the high service element to their business model, including something called centres of excellence. They’re on site clinicians. They actually deploy highly talented clinicians in their client settings to help them manage their drug spend. And on site, you know, plan, design, set up and management. So it becomes a very high-touch, technology-driven model.

And when you stop to think about what every single client needs, and they all vary, this model is all about meeting the unique demands of a client on a single-client basis. And, you know, every client looks different. All these configurations of permutation, we will be the only company who can break this thing apart and organize on a client-specific basis a solution to meet their needs. It’s really tipping the traditional model, which is a bundled model on its head and configuring a customized solution. This is going to resonate in the market. We’ve already seen it on the SXC side. And we think as we emerge together we will be a redefining force in pharmacy benefit management.

When you think about the markets we’re going to target, this chart depicts SXC target markets before the merger. We were strong in health plans, strong in middle market, and that won’t change. We’ll be strong with health plans and strong in the middle market. Catalyst on the other hand was stronger in an employer segment and strong in the middle market. And we would see them from time to time and compete.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

But now with this new combined model, our business strategy is to take it into an entirely new market. And now we’re talking about moving upstream and dealing with the largest players. Moving into the Fortune 100, and using this highly-scaled, customized model, best in breed in service, best in breed in technology, marry them together, and take it to the largest employers in the United States. For us it’s a new market that’s not been penetrated. And basically we’re going right into the backyard of the big three and looking to compete directly for their clients. And we will win some.

*****

JEFF PARK (Executive Vice President and Chief Financial Officer, SXC Health Solutions Corp.): We announced the Catalyst acquisition, a $4.4 billion acquisition. Sixty-five per cent of that $4.4 billion will be funded through our shares and roughly $1.8 billion of it was… will be put forward by a debt raise.

*****

UNIDENTIFIED FEMALE SPEAKER: Yeah, I was wondering, did you say you have all the close… the cuts… takeover of the Catalyst transaction?

JEFF PARK: Not yet. We haven’t closed the Catalyst transaction yet. The filings were put forward for review by the regulators. There’s really two different regulators that review the filings. The first will be the Federal Trade Commission. And they have 30 days to review the filing to decide whether they’d like to ask further questions. And then the second set of regulators will be the accounting bodies, the securities and exchange commissions. And they review the filings as well.

Once the regulators have completed their review then we’ll be able to put it to the shareholders for a vote. And the shareholders will have 30 to 45 days or so to make a decision. So we’ve given… our expectation is that will close in the second half of the year and so, so far everything’s on track. But, so it hasn’t closed.

UNIDENTIFIED FEMALE SPEAKER: What will be the cost of the transaction and how are you going to pay for it?

JEFF PARK: Yeah. So we… the purchase price of the business will be, in aggregate, around $4.4 billion. Sixty-five per cent of that purchase price will be funded through the issuance of SXC’s stock, roughly 33.5 million shares will be issued to Catalyst shareholders. And the remaining, effectively around $1.4 billion of purchase price will be funded through cash. As you can see we don’t have that much cash on the balance sheet. We’ll be borrowing $1.7 billion to provide enough cash, the liquidity for the purchase. And to retire the debt on the business Catalyst as well as $100 million of debt that SXC has.

UNIDENTIFIED FEMALE SPEAKER: And what is the current market cap of the Catalyst?

JEFF PARK: That’s a good question. I got to put it at about 4.2… 4.2 billion.

UNIDENTIFIED FEMALE SPEAKER: So it comes close to the price that you have paid.

JEFF PARK: Yeah. At the time we announced the transaction it was around a 28-per-cent premium to their share price. But after the announcement the share price moves up.

UNIDENTIFIED FEMALE SPEAKER: Okay. Thank you.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

JEFF PARK: You’re welcome. Any other questions?

UNIDENTIFIED MALE SPEAKER: One question.

JEFF PARK: Hey, Andy. How are you?

ANDY: Good. I saw a press release on the Catalyst transaction, there’s a bit of a shareholder dispute going on.

JEFF PARK: Yeah.

ANDY: Is that just going to be noise at the end of the day?

JEFF PARK: Yes.

ANDY: Okay. It’s not going to hold up the transaction, I would think.

JEFF PARK: Right. Part of the… in any large acquisition that’s announced, unfortunately it’s become a bigger and bigger trend for shareholder lawsuits. Basically law firms that litigate on all transactions. It’s… they… There’s a number of different things that they’re looking to achieve, to assess that the company’s achieved its maximum value. And I think our current score is around 4 or 5 suits that are outstanding.

But this is… it’s unusual perhaps in Canada. It’s very normal, unfortunately, in the U.S. So we’d expect to have them settled and closed and done. They’re frivolous claims, candidly. Yeah.

Any other questions? Yes, Ma’am.

UNIDENTIFIED FEMALE SPEAKER: I was a shareholder of Biovail at the time that it was flying high, and it was in the 90s I think there’s stock price. And quite soon after it tanked, do you think that could happen to your company now, especially since you’re getting into debt big time?

JEFF PARK: I appreciate that.

MARK THIERER: I’ll answer that one.

JEFF PARK: Go ahead, Mark. You take it.

MARK THIERER: I don’t think this is… So that’s a great question. Did everybody hear the question? So this is what the leadership team’s job is, is to make sure that that doesn’t happen, and we… we figured a few things out, and one is if you keep your clients very happy and you never give them a reason to leave, then you’re not going to crash the plane. And so that’s what we measure. We measure client satisfaction and retention. We make sure we’ve incented our leadership team to make sure that the clients are happy.

And as long as you continue to save your clients a lot of money, in my experience in 30 years in this business, you could build a very durable business. And so I’m not familiar with the Biovail story. But we are heads down making sure our clients are happy and that nobody’s going anywhere. And that applies now to our new group of clients through our acquisition of Catalyst.

So we’re feeling pretty good about the outlook for the business, and we’re not really expecting the bottom to fall out. It’s a pretty sticky business. High retention rates and pretty good client satisfaction. So I think we’re in a pretty good place right now.

****

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

SXC Health Solutions Corp.

Catalyst Health Solutions®

SXC Health Solutions Corp.

SXC and Catalyst –
Complementary Businesses
Comprehensive suite of services
and solutions
Increased client diversity including
large employers, managed care
organizations, state and local
governments, hospice, FFS
Medicaid, long-term care, and
workers’ compensation clients
Enhanced scale and scope to
drive down healthcare costs for
clients and members
Flexible, customizable solutions to
reduce costs and manage
complexity
Strengthened offering in mail, retail
and specialty pharmacy
1

SXC Health Solutions, Inc.

Catalyst Health Solutions

2
CLAIMS TECHNOLOGY
REBATE MANAGEMENT
TOOLS
CLINICAL & MEMBER TOOLS
CENTERS OF EXCELLENCE
ON-SITE CLINICIANS
ON-SITE PLAN DESIGN
MANAGEMENT
Client-centric PBM
Customized client-centric solutions
UNBUNDLED TOOLS & SERVICES

Expanding opportunities
3
Middle
Market Clients
Complex
Payers
Fortune
500 Clients
SXC Catalyst
Health
Plans
Employers
Client Size
Number of clients
Employers Health Plans
Middle Market Payers
Fortune 500
Employers
Opportunities

* * * * * * *

SXC Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause SXC’s actual financial results, performance, or achievements to be materially different from SXC’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, SXC’s dependence on and ability to retain key customers; SXC’s ability to achieve increased market acceptance for SXC’s product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in SXC’s software products; SXC’s ability to identify and complete acquisitions, manage SXC’s growth and integrate acquisitions; SXC’s ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for SXC’s healthcare software solutions; interruption of SXC’s operations due to outside sources; maintaining SXC’s intellectual property rights and litigation involving intellectual property rights; SXC’s ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of SXC’s security by third parties; SXC’s dependence on the expertise of SXC’s key personnel; SXC’s access to sufficient capital to fund SXC’s future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of SXC’s forward-looking statements. Other factors that should be considered are discussed from time to time in SXC’s filings with the SEC, including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of SXC’s existing customers and contracts, SXC’s ability to market SXC’s products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of SXC’s key personnel, SXC’s customers continuing to process transactions at historical levels, that SXC’s systems will not be interrupted for any significant period of time, that SXC’s products will perform free of major errors, SXC’s ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of SXC’s business.

Catalyst Transaction Forward-Looking Statements

In addition, numerous factors could cause actual results with respect to the proposed Catalyst transaction to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing.

Important Additional Information

        This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed Catalyst transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, SXC filed with the SEC on May 7, 2012 a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Catalyst and SXC that also constitutes a preliminary prospectus of SXC, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. At the appropriate time, Catalyst and SXC will mail the definitive proxy statement/prospectus regarding the proposed merger to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on April 26, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.